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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Stockholders
B&G Foods, Inc.:

We consent to the use of our report dated October 31, 1997, relating to the financial statements of B&G Foods, Inc. and subsidiaries included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report states that as further described in note 1, the Predecessor was acquired on December 27, 1996 in a business combination accounted for as a purchase. As a result, the Successor Consolidated financial statements are presented on a different basis of accounting than the Predecessor Combined financial statements and, therefore, are not comparable.

KPMG Peat Marwick LLP


Short Hills, New Jersey
January 13, 1998